Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 19, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

This notice is being delivered to you in connection with those certain previously filed notices of material event that were filed in Argentina by Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia, on January 22, 2019 (AIF—ID #4-2428849-D) and February 1, 2019 (AIF—ID #4-2433624-D), respectively, and subsequently filed with the Securities and Exchange Commission. We hereby inform you that, pursuant to the terms of that certain definitive agreement under which the Bank agreed to transfer shares representing 51% of the capital interest and voting power of Prisma Medios de Pago S.A. to AI ZENITH (Netherlands) B.V. (a subsidiary of Advent International Global Private Equity), the definitive purchase price under such definitive agreement has be finally determined.

The final purchase price corresponding to the transaction described above was fixed at $104,469,163.88 (the “Final Purchase Price”). Appropriate adjustments have been made to the Final Purchase Price received by the Bank and thus no further deduction in in relation thereto is required.

The conditions to the payment of the Final Purchase Price have not been modified.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina.—Tel. 4343-7528 Fax 4331-9183—www.gfgsa.com